# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares, par value NIS 0.02
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-006565
Filed by CIK 0001439289

## Reporting persons
- Toscafund Asset Management LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,403,533; sole dispositive power 0; shared dispositive power 2,403,533; aggregate amount beneficially owned 2,403,533 (4.3% of the class)
- Toscafund Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,403,533; sole dispositive power 0; shared dispositive power 2,403,533; aggregate amount beneficially owned 2,403,533 (4.3% of the class)
- Old Oaks Holdings Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,403,533; sole dispositive power 0; shared dispositive power 2,403,533; aggregate amount beneficially owned 2,403,533 (4.3% of the class)
- Martin Hughes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,403,533; sole dispositive power 0; shared dispositive power 2,403,533; aggregate amount beneficially owned 2,403,533 (4.3% of the class)

## Item 1. Issuer
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, 6789124, Israel

## Item 2. Person Filing
Name of person filing:
Toscafund Asset Management LLP
Toscafund Limited
Old Oaks Holdings Limited
Martin Hughes
Address of principal business office or, if none, residence:
Toscafund Asset Management LLP
5th Fl, Ferguson House, 15 Marylebone Rd
London, United Kingdom NW1 5JD

Toscafund Limited
5th Fl, Ferguson House, 15 Marylebone Rd
London, United Kingdom NW1 5JD

Old Oaks Holdings Limited
5th Fl, Ferguson House, 15 Marylebone Rd
London, United Kingdom NW1 5JD

Martin Hughes
c/o Toscafund Asset Management LLP
5th Fl, Ferguson House, 15 Marylebone Rd
London, United Kingdom NW1 5JD
Citizenship:
Toscafund Asset Management LLP - United Kingdom
Toscafund Limited - United Kingdom
Old Oaks Holdings Limited - United Kingdom
Martin Hughes - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Toscafund Asset Management LLP - 2,403,533
Toscafund Limited - 2,403,533
Old Oaks Holdings Limited - 2,403,533
Martin Hughes - 2,403,533
Percent of class:
Toscafund Asset Management LLP - 4.3%
Toscafund Limited - 4.3%
Old Oaks Holdings Limited - 4.3%
Martin Hughes - 4.3%
Sole power to vote or to direct the vote:
Toscafund Asset Management LLP - 0
Toscafund Limited - 0
Old Oaks Holdings Limited - 0
Martin Hughes - 0
Shared power to vote or to direct the vote:
Toscafund Asset Management LLP - 2,403,533
Toscafund Limited - 2,403,533
Old Oaks Holdings Limited - 2,403,533
Martin Hughes - 2,403,533
Sole power to dispose or to direct the disposition:
Toscafund Asset Management LLP - 0
Toscafund Limited - 0
Old Oaks Holdings Limited - 0
Martin Hughes - 0
Shared power to dispose or to direct the disposition:
Toscafund Asset Management LLP - 2,403,533
Toscafund Limited - 2,403,533
Old Oaks Holdings Limited - 2,403,533
Martin Hughes - 2,403,533

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Toscafund Asset Management LLP. None of those advisory clients or accounts may be deemed to beneficially own more than 5% of the class, except as reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Toscafund Asset Management LLP: /s/ Nick Emery, Nick Emery, Authorized Person (08/14/2026)
- Toscafund Limited: /s/ Oliver Booth, Oliver Booth, Authorized Person (08/14/2026)
- Old Oaks Holdings Limited: /s/ Martin McKay, Martin McKay, Authorized Person (08/14/2026)
- Martin Hughes: /s/ Martin Hughes, Martin Hughes (08/14/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.